SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Falcon Minerals Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30607B109
(CUSIP Number)

August 23, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30607B109	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 500,000 shares of Class A Common Stock
	6	SHARED VOTING POWER 2,000,000 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 500,000 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 2,000,000 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.45%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 30607B109	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Everblue Osprey 2018 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.36%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	13G	Page 4 of 9 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Falcon Minerals Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 1845 Walnut Street 10th Floor, Philadelphia, PA 19103.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Eric M. Mindich ("Mr. Mindich") (a) with respect to shares of Class A Common Stock directly owned by him and (b) with respect to shares of Class A Common Stock owned by Everblue Osprey 2018 LLC which, as the manager of Everblue Osprey 2018 LLC, he is deemed to have voting and investment power over; and

(ii) Everblue Osprey 2018 LLC with respect to the shares of Class A Common Stock directly owned by it.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 717 Fifth Avenue, 26th Floor, New York, NY 10022.

Item 2(c).	CITIZENSHIP

Mr. Mindich is a United States citizen. Everblue Osprey 2018 LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock")

Item 2(e).	CUSIP NUMBER

30607B109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. 30607B109	13G	Page 5 of 9 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 45,855,000 shares of Class A Common Stock outstanding as of August 23, 2018, as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2018.

A. Eric M. Mindich

(a) Amount beneficially owned: 2,500,000 shares of Class A Common Stock

(b) Percent of class: 5.45%

(c) (i) Sole power to vote or direct the vote: 500,000 shares of Class A Common Stock

(ii) Shared power to vote or direct the vote: 2,000,000 shares of Class A Common Stock

(iii) Sole power to dispose or direct the disposition: 500,000 shares of Class A Common Stock

(iv) Shared power to dispose or direct the disposition: 2,000,000 shares of Class A Common Stock

B. Everblue Osprey 2018 LLC

(a) Amount beneficially owned: 2,000,000 shares of Class A Common Stock

(b) Percent of class: 4.36%

(c) (i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 2,000,000 shares of Class A Common Stock

CUSIP No. 30607B109	13G	Page 6 of 9 Pages

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 2,000,000 shares of Class A Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30607B109	13G	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 4, 2018

ERIC M. MINDICH, individually, and as manager of Everblue Osprey 2018 LLC.

/s/ Kerrie J. Ferrentino
Name: Kerrie J. Ferrentino*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated as of August 29, 2018, attached hereto as Exhibit 2.

CUSIP No. 30607B109	13G	Page 8 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: September 4, 2018

ERIC M. MINDICH, individually, and as manager of Everblue Osprey 2018 LLC.

/s/ Kerrie J. Ferrentino
Name: Kerrie J. Ferrentino*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated as of August 29, 2018, attached hereto as Exhibit 2.

CUSIP No. 30607B109	13G	Page 9 of 9 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, ERIC M. MINDICH, hereby make, constitute and appoint KERRIE J. FERRENTINO acting individually, as my agent for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as manager for entities under my control, all documents relating to the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Securities Exchange Act of 1934 (the "Act").

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 29 day of August, 2018.

/s/ Eric M. Mindich
Eric M. Mindich